

Warren Gieck · 3rd

Experienced Engineering, Technology and Innovation Leader

Round Rock, Texas, United States · 500+ connections ·

Contact info

 **General Genomics In**

 **The University of Ca**

Providing services

Application Development, Web Development, Mobile Application Development, Database Development, C
Application Development, Android Development, User Experience Design (UED), Business Analytics, iOS.

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Featured

www.curo46.com
GENERAL GENOMICS

We need your help - If you have been diagnosed with COVID-19 or know anyone who has been, your
information can help restore society through our models.

Activity

720 followers

Posts Warren created, shared, or commented on in the last 90 days are displayed here.

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Experience



Co-Founder
General Genomics Inc.
Apr 2020 – Present · 9 mos



President/Chief Innovation Officer
Artesian Software · Self-employed
Jun 2017 – Present · 3 yrs 7 mos
Calgary, Alberta, Canada

Founder of a software company that focused on intelligent data capture, data analytics/machine learning, and industrial cloud-based applications. Projects included applications for industrial solutions providers, vision distortion correction for macular dystrophy/degeneration, vehicle identification vision system, gate/door security syst ...**see mor**

Founder / President
Shorty's Storage Inc. · Self-employed
2009 – Nov 2018 · 9 yrs
Calgary, Canada Area

Built company from concept to success, including financial plans, securing investment, construction, marketing, and financial accounting. Grew and supported a strong base of over 700 customers and sold the operations in 2018.



GE Canada - Innovation Engineer and Artificial Intelligence Leader
GE · Full-time
Jan 2014 – Jun 2017 · 3 yrs 6 mos
GE Customer Innovation Centre - Calgary

Responsible for the innovation of software, optimization, and automation initiatives for an industry-focused engineering team. The mandate of the centre was understanding customer problems and providing them the best solutions industry has to offer.

...**see mor**



Automation Leader – Canada
GE Power & Water · Full-time
Feb 2012 – Jan 2014 · 2 yrs
Calgary, Canada Area

Reported directly into the Canadian President of GE Water and Process Technologies. The position included application Engineering, pricing, quotation and proposal generation for large industrial automation facilities, management of Field Service Engineering, general technical support, training, and troubleshooting.

...**see mor**

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Education



The University of Calgary

Bachelor of Science (BS), Mechanical Engineering with a minor in Computer Integrated Manufacturing

1990 – 1995





